UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 16)*

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13D-1(A) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(A).

                          HOLLINGER INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   435569 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 PETER G. WHITE
                    CO-CHIEF OPERATING OFFICER AND SECRETARY
                                 HOLLINGER INC.
                                10 TORONTO STREET
                                TORONTO, ONTARIO
                                 CANADA M5C 2B7
                                 (416) 363-8721
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  MARCH 1, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                            SCHEDULE 13D/A

---------------------                                      ---------------------
CUSIP NO. 435569 10 8                                      PAGE 2  OF 19 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     CONRAD M. BLACK, THE LORD BLACK OF CROSSHARBOUR, P.C.(CAN), O.C., K.C.S.G.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     THE UNITED KINGDOM OF GREAT BRITAIN AND NORTHERN IRELAND
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          27,517,138
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           0
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            27,517,138
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     27,517,138
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.74%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN/HC
--------------------------------------------------------------------------------

                            SCHEDULE 13D/A

---------------------                                      ---------------------
CUSIP NO. 435569 10 8                                      PAGE 3  OF 19 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     THE RAVELSTON CORPORATION LIMITED
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     ONTARIO, CANADA
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          26,246,538
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           0
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            26,246,538
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,246,538
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.28%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO/HC
--------------------------------------------------------------------------------

                            SCHEDULE 13D/A

---------------------                                      ---------------------
CUSIP NO. 435569 10 8                                      PAGE 4  OF 19 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     HOLLINGER INC.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     CANADA
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          26,246,538
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           0
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            26,246,538
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,246,538
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.28%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO/HC
--------------------------------------------------------------------------------

         This Schedule 13D, Amendment No. 16, amends and restates in their entirety Items 2, 4 and 5 of, and amends Items 6 and 7 of, the Schedule 13D of the Reporting Persons (as herein defined) dated October 20, 1995, as amended by Amendment No. 1 thereto dated February 7, 1996, Amendment No. 2 thereto dated March 7, 1996, Amendment No. 3 thereto dated June 17, 1996, Amendment No. 4 thereto dated August 28, 1996, Amendment No. 5 thereto dated August 11, 1997, Amendment No. 6 thereto dated June 12, 1998, Amendment No. 7 thereto dated October 13, 1998, Amendment No. 8 thereto dated October 13, 1998, Amendment No. 9 thereto dated February 22, 1999, Amendment No. 10 thereto dated June 15, 1999, Amendment No. 11 thereto dated November 19, 1999, Amendment No. 12 thereto dated March 22, 2001, Amendment No. 13 thereto dated July 31, 2001, Amendment No. 14 thereto dated August 19, 2002 and Amendment No. 15 thereto dated January 18, 2004 (collectively, including this Amendment No. 16, the "Schedule 13D"). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by Conrad M. Black, the Lord Black of Crossharbour, P.C.(CAN), O.C., K.C.S.G. ("Lord Black"), The Ravelston Corporation Limited ("Ravelston") and Hollinger Inc. ("Hollinger Inc." and, collectively with Lord Black and Ravelston, the "Reporting Persons").

         Hollinger Inc. is effectively controlled by Ravelston, through Ravelston's holdings, by means of direct and indirect subsidiaries, including Argus Corporation Limited ("Argus") and 509645 N.B. Inc., 509646 N.B. Inc. and 509647 N.B. Inc. (collectively, the "Ravelston Affiliates"), holders of a majority of the Retractable Common Shares of Hollinger Inc. (the "Retractable Common Shares") (see Item 5 hereof for information regarding retractions). Ravelston is effectively controlled by Lord Black through Lord Black's indirect control of all of the outstanding voting shares of Conrad Black Capital Corporation ("CBCC"), an entity which holds a majority of the issued and outstanding common shares of Ravelston.

         Certain information concerning each director and executive officer of Ravelston and Hollinger Inc. is set forth in Schedules I and II hereto, respectively, and is, in each case, incorporated herein by reference.

         (b) The principal business address of each of the Reporting Persons is 10 Toronto Street, Toronto, Ontario, Canada M5C 2B7.

         (c) The principal occupation of Lord Black is Chairman of the Board of Directors and Chief Executive Officer of Hollinger Inc. The principal business of Ravelston is that of an investment holding company. The principal business of Hollinger Inc. is that of an international newspaper holding company.

         (d) None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the individuals listed on either Schedule I or II has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the individuals listed on either Schedule I or II has, during the past five years,


                               Page 5 of 19 Pages
been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Lord Black is a citizen of the United Kingdom of Great Britain and Northern Ireland. Ravelston is a corporation organized under the laws of Ontario, Canada. Hollinger Inc. is a corporation organized under the laws of Canada.


ITEM 4.  PURPOSE OF THE TRANSACTION.

         On January 18, 2004, Lord Black, Ravelston and Press Holdings International Limited ("PHIL"), a corporation organized under the laws of Jersey, entered into a Tender and Shareholder Support and Acquisition Agreement (the "Tender Offer Agreement"). The Tender Offer Agreement provided for the commencement of an offer (the "Offer") by way of a take-over bid by a wholly-owned subsidiary of PHIL to purchase (i) all of the outstanding Retractable Common Shares of Hollinger Inc. ("Retractable Common Shares") at a price of CDN$8.44 per share, (ii) all of the outstanding Exchangeable Non-Voting Preference Shares Series II of Hollinger Inc. (the "Series II Preference Shares") at a price of CDN$9.53 per share, and (iii) all of the Retractable Non-Voting Preference Shares Series III of Hollinger Inc. (the "Series III Preference Shares") at a price of CDN$10.00 per share, together with, in each case, any such shares that may become issued and outstanding on and following January 18, 2004 (collectively, the "Hollinger Inc. Shares").

         Pursuant to the Tender Offer Agreement, Lord Black and Ravelston agreed to, and agreed to cause the Ravelston Affiliates to, tender their respective Hollinger Inc. Shares in the Offer. Lord Black and Ravelston agreed not to, and agreed to cause the Ravelston Affiliates not to, sell, dispose of or enter into any arrangement with respect to a transfer of the Hollinger Inc. Shares owned, directly or indirectly, by Lord Black or Ravelston. In addition, Lord Black and Ravelston agreed that, prior to the earlier of the acquisition of all of the Hollinger Inc. Shares by a subsidiary of PHIL and the termination of the Tender Offer Agreement, they would vote, or cause to be voted, all of the Hollinger Inc. Shares held or controlled by Lord Black or Ravelston in favor of the Offer and the other transactions contemplated by the Tender Offer Agreement and against any action or transaction that would impede, interfere with, delay, postpone or attempt to discourage the Offer or the other transactions contemplated by the Tender Offer Agreement. On March 1, 2004, PHIL, Ravelston and Lord Black entered into the Agreement to Terminate the Tender and Shareholder Support and Acquisition Agreement, dated as of March 1, 2004 (the "Tender Offer Termination Agreement"), among PHIL, Ravelston and Lord Black, which is filed herewith as Exhibit 99.35, pursuant to which PHIL, Ravelston and Lord Black mutually agreed to terminate the Tender Offer Agreement. PHIL subsequently announced that it had caused its subsidiary to withdraw the Offer. No Hollinger Inc. shares were purchased pursuant to the Offer.

         Other than as set forth herein, none of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on either of Schedule I or II hereto has plans or proposals which relate to or would result in any of the events described by Items 4(a) through 4(j) of
Schedule 13D. Subject to applicable law, Lord Black and Ravelston may at any time and from time to time acquire additional shares of Class A Common Stock or securities convertible or exchangeable for shares of Class A Common Stock; may dispose of shares of Class A Common Stock; and/or may enter into privately negotiated derivative transactions with institutional counterparties to


                               Page 6 of 19 Pages
hedge the market risk of some or all of their respective positions, if any, in shares of Class A Common Stock. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended. To the knowledge of each Reporting Person, each of the persons listed on Schedules I and II hereto may make the same evaluation and reserves the same rights.

         The foregoing discussion is qualified in its entirety by reference to the Tender Offer Termination Agreement which is filed herewith as Exhibit 99.35.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The percentage interest in the Issuer deemed pursuant to the Act to be held by each Reporting Person presented below is based on 86,690,543 outstanding shares of Class A Common Stock, including 71,700,453 outstanding shares of Class A Common Stock as reported as of November 7, 2003 in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2003 and 14,990,000 shares of Class A Common Stock that may be acquired at any time by the conversion of 14,990,000 shares of Class B Common Stock (the "Outstanding Shares").

         I. Hollinger Inc. and Ravelston

         (a) Amount Beneficially Owned:

             (i) Hollinger Inc. beneficially owns 26,246,538 shares of Class A Common Stock, or 30.28% of the Outstanding Shares (calculated pursuant to Rule 13d-3), comprised of the following:

                 (1) 7,828,582 shares of Class A Common Stock held directly by Hollinger Inc.;

                 (2) 3,427,956 shares of Class A Common Stock held by 504468 N.B. Inc., an indirect wholly-owned subsidiary of Hollinger Inc. ("NBCo"); and

                 (3) 14,990,000 shares of Class A Common Stock that may be acquired at any time by the conversion of 14,990,000 shares of Class B Common Stock, 2,000,000 of which are held by Hollinger Inc. and 12,990,000 of which are held by NBCo.

             (ii) Ravelston is deemed pursuant to the Act to beneficially own 26,246,538 shares of Class A Common Stock, or 30.28% of the Outstanding Shares (calculated pursuant to Rule 13d-3), indirectly through its control of Hollinger Inc.

         (b) Voting Power; Dispositive Power: Each of Hollinger Inc. and Ravelston (through its relationship with Hollinger Inc.) has the sole power to vote or to direct the vote of and to dispose of or direct the disposition of 26,246,538 shares of Class A Common Stock, or 30.28% of the Outstanding Shares (calculated pursuant to Rule 13d-3).

         (c) Transactions In the Past 60 Days: Not applicable.

         (d) Right to Receive Dividends or Proceeds: NBCo and Argus have the right to receive the dividends from or the proceeds of the sale of the securities which they hold. The shares of Class A


                               Page 7 of 19 Pages

Common Stock owned by NBCo constitute approximately 18.94% of the Outstanding Shares, including shares of Class A Common Stock into which the shares of Class B Common Stock held by NBCo are convertible. The shares of Class A Common Stock deemed pursuant to the Act to be owned by Argus constitute approximately 5.97% of the Outstanding Shares, including only the 5,831,024 shares of Class A Common Stock that are deemed pursuant to the Act to be beneficially owned by Argus assuming the retraction of the 21,596,387 Retractable Common Shares of Hollinger Inc. that are indirectly beneficially owned by Argus at a retraction rate of one Retractable Common Share for approximately 0.27 of a share of Class A Common Stock as of February 5, 2004 and assuming that the Board of Directors of Hollinger Inc. deems such retractions to be permissible within 60 days of March 2, 2004.

         (e) Not applicable.

         II. Lord Black:

         (a) Amount Beneficially Owned: Lord Black may be deemed pursuant to the Act to beneficially own 27,517,138 shares of Class A Common Stock, representing approximately 31.74% of the Outstanding Shares (calculated pursuant to Rule 13d-3), comprised of 26,246,538 shares of Class A Common Stock that he may be deemed pursuant to the Act to own indirectly through his relationship with CBCC as described in Item 2 hereto and the following shares:

             (i) 145,600 shares of Class A Common Stock of which Lord Black is the direct beneficial owner; and

             (ii) 1,125,000 shares of Class A Common Stock that Lord Black may acquire upon the exercise of options granted to him under the Issuer's Plan 1997 Stock Incentive Plan and 1999 Stock Incentive Plan (collectively, the "Issuer Option Plans"), which options are presently exercisable or exercisable within 60 days of March 2, 2004.

             The foregoing total excludes the following amounts disclosed as of March 24, 2003 in the Issuer's Definitive Proxy Statement, dated as of March 26, 2003 ("Issuer's Proxy"): (i) 500 shares of Class A Common Stock of which Lady Black is the direct beneficial owner; (ii) 217,500 shares of Class A Common Stock that Lady Black may acquire upon the exercise of options granted to Lady Black under the Issuer Option Plans, which options are presently exercisable or exercisable within 60 days of


                               Page 8 of 19 Pages

March 2, 2004 based on information from the Issuer's Proxy; (iii) 473 shares of Class A Common Stock that Lady Black may acquire by the retraction of the 1,752 Retractable Common Shares of which Lady Black is the direct beneficial owner, at a retraction rate of one Retractable Common Share for approximately 0.27 of a share of Class A Common Stock; and (iv) 50 shares of Class A Common Stock held directly by Lord Black's son. Lord Black hereby expressly disclaims beneficial ownership of all such securities.

         (b) Voting Power; Dispositive Power: Lord Black may be deemed pursuant to the Act to have the sole power to vote or to direct the vote and to dispose of or direct the disposition of 27,517,138 shares of Class A Common Stock or 31.74% of the Outstanding Shares (calculated pursuant to Rule 13d-3).

         (c) Transactions In the Past 60 Days: Lord Black may be deemed to have performed the transactions set forth under Item 5. On February 13, 2004, Lord Black exercised 145,000 stock options in the Issuer and received 145,000 shares of Class A Common Stock. In addition, Lord Black has had or will have had certain options become exercisable prior to or within 60 days of March 2, 2004 that were not exercisable on March 2, 2004.

         (d) Not applicable.

         (e) Not applicable.

         III. Directors and Executive Officers of Hollinger Inc. and Ravelston (other than Lord Black):

         To the knowledge of Ravelston and Hollinger Inc., except as set forth below, the directors and executive officers of Hollinger Inc. and Ravelston (other than Lord Black) do not beneficially own any shares of Class A Common Stock.

         To the knowledge of Ravelston and Hollinger Inc., the following directors and executive officers of Ravelston and Hollinger Inc. (other than Lord Black) beneficially own shares of Class A Common Stock as follows:


 -------------------------------------------------------------------
                  NAME NUMBER OF SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED (1)(2)(3)(4)
 -------------------------------------------------------------------
 Barbara Amiel Black (5)                                    218,473
 -------------------------------------------------------------------
 J. A. Boultbee                                             384,488
 -------------------------------------------------------------------
 Frederick A. Creasey                                        60,300
 -------------------------------------------------------------------
 F. David Radler (6)                                      1,509,610
 -------------------------------------------------------------------
 Peter G. White                                              10,125
 -------------------------------------------------------------------

(1) Includes shares of Class A Common Stock subject to presently exercisable options or options exercisable within 60 days of March 2, 2004 held by all directors and executive officers of the Issuer under the Issuer Option Plans as follows: Barbara Amiel Black, Lord Black's wife ("Lady Black") 217,500 shares of Class A Common Stock; Mr. Boultbee 365,250 shares of Class A Common Stock; Mr. Creasey 56,250 shares of Class A Common Stock; and Mr. Radler 1,180,000 shares of Class A Common Stock. The foregoing information is an estimate based on information provided in the Issuer's Proxy. The foregoing assumes that changes in the composition of the Board of Directors and executive


                               Page 9 of 19 Pages
officers of the Issuer have not affected the right or ability of the named individuals to exercise options.

(2) Includes 265,751 shares of Class A Common Stock that may be acquired on the exchange of 577,720 Series II Preference Shares of Hollinger Inc. held by Mr. Radler that are exchangeable for shares of Class A Common Stock, calculated at an exchange rate of one Series II Preference Share for 0.46 of a share of Class A Common Stock and assuming that the Board of Directors of Hollinger Inc. deems such exchanges to be permissible within 60 days of March 2, 2004;

(3) Includes shares of Class A Common Stock which may be acquired on retraction of Retractable Common Shares at a retraction rate of one Retractable Common Share for approximately 0.27 of a share of Class A Common Stock and assuming that the Board of Directors of Hollinger Inc. deems such retractions to be permissible within 60 days of March 2, 2004, as follows: Lady Black - 1,752 Retractable Common Shares retractable into 473 shares of Class A Common Stock; Mr. Boultbee - 71,250 Retractable Common Shares retractable into 19,238 shares of Class A Common Stock; Mr. Creasey - 15,000 Retractable Common Shares retractable into 4,050 shares of Class A Common Stock; Mr. Radler - 172,500 Retractable Common Shares retractable into 46,575 shares of Class A Common Stock; Mr. White - 37,500 Retractable Common Shares retractable into 10,125 shares of Class A Common Stock.

(4) Includes shares of Class A Common Stock which may be acquired by the retraction of Retractable Common Shares that may be acquired upon the exercise of rights granted under Hollinger Inc.'s Directors Share Unit Plan at a retraction rate of one Retractable Common Share for approximately 0.27 of a share of Class A Common Stock and assuming that the Board of Directors of Hollinger Inc. deems such retractions to be permissible within 60 days of March 2, 2004, as follows: 7,784 shares of Class A Common Stock that may be acquired by Mr. Radler upon the exercise of 28,831 rights.

(5) Includes 500 shares of Class A Common Stock which are held directly by Lady Black. Excludes the following shares, as disclosed in the Issuer's Proxy: 9,600 shares of Class A Common Stock which are held by CBCC; 145,600 shares of Class A Common Stock which are held by Lady Black's husband, Lord Black; 50 shares of Class A Common Stock which are held by Lord Black's son; 26,246,538 shares of Class A Common Stock beneficially held by Hollinger Inc. and deemed pursuant to the Act to be beneficially owned by Ravelston; and 14,990,000 shares of Class A Common Stock issuable upon conversion of 14,990,000 shares of Class B Common Stock, all of which are beneficially held by Hollinger Inc. and as to which Lord Black may be deemed pursuant to the Act to have indirect beneficial ownership. Also excludes 1,125,000 shares of Class A Common Stock that may be acquired by Lord Black upon the exercise of all outstanding options held by him and presently exercisable or exercisable within 60 days of March 2, 2002; 30,802 shares of Class A Common Stock that may be acquired upon exchange of 66,963 Series II Preference Shares of Hollinger Inc. held by Ravelston that may be exchanged for shares of Class A Common Stock, calculated at an exchange rate of one Series II Preference Share for 0.46 of a share of Class A Common Stock and assuming that the Board of Directors of Hollinger Inc. deems such exchanges to be permissible within 60 days of March 2, 2004; and 741,078 shares of Class A Common Stock that may be acquired upon exchange of 1,611,039 Series II Preference Shares of Hollinger


                               Page 10 of 19 Pages

Inc. held by Lord Black, calculated at an exchange rate of one Series II Preference Share for 0.46 of a share of Class A Common Stock and assuming that the Board of Directors of Hollinger Inc. deems such exchanges to be permissible within 60 days of March 2, 2004, as to which Lord Black may be deemed pursuant to the Act to have beneficial ownership. Lady Black disclaims beneficial ownership of all such excluded securities.

(6) Includes 9,500 shares of Class A Common Stock held by F. D. Radler Ltd. and excludes 200 shares of Class A Common Stock held by Mr. Radler's wife, 200 shares of Class A Common Stock held by one of Mr. Radler's daughters, and 200 shares of Class A Common Stock held by another of Mr. Radler's daughters, and as to which Mr. Radler may be deemed to have indirect beneficial ownership. Mr. Radler disclaims beneficial ownership of the Class A Common Stock held by his wife and daughters.

         None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the persons listed on Schedules I or II hereto beneficially owns any shares of Class A Common Stock other than as set forth herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

         Lord Black and Ravelston entered into the Tender Offer Agreement and subsequently entered into the Tender Offer Termination Agreement (see Item 4 hereof for more information).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended by adding the description of the Exhibit set forth below to the list of Exhibits contained in Item 7 of the Schedule 13D.


Exhibit No.     Exhibit Description
----------      -------------------
99.35           Tender Offer Termination Agreement, dated as of March 1, 2004, among Press Holdings International Limited, The Ravelston
                Corporation Limited and Conrad M. Black.



                               Page 11 of 19 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: March 2, 2004

                                     /s/ Conrad M. Black
                                     -------------------------------------------
                                     Conrad M. Black, the Lord Black of
                                     Crossharbour P.C.(CAN), O.C., K.C.S.G.,
                                     individually


                                     THE RAVELSTON CORPORATION LIMITED


                                     By: /s/ Conrad M. Black
                                         ---------------------------------------
                                         Name:   Conrad M. Black, the Lord Black
                                                 of Crossharbour P.C.(CAN),
                                                 O.C., K.C.S.G.
                                         Title:  Chairman of the Board and Chief
                                                 Executive Officer


                                     HOLLINGER INC.


                                     By: /s/ Conrad M. Black
                                         ---------------------------------------
                                         Name:   Conrad M. Black, the Lord Black
                                                 of Crossharbour P.C.(CAN),
                                                 O.C., K.C.S.G.
                                         Title:  Chairman of the Board and Chief
                                                 Executive Officer

                                   SCHEDULE I

         Name, Business Address, Principal Occupation or Employment, and Citizenship of all Directors and Executive Officers of Ravelston. Each member of the board of directors and executive officer is employed by Hollinger Inc., whose address and principal business is set forth in this statement, and thus no employer, employer's address or employer's principal business is listed.

Name:                           The Lord Black of Crossharbour, Chairman of the
                                Board and Chief Executive
                                Officer, and Director
Business Address:               10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Principal Occupation:           Chief Executive Officer
Employer:                       Hollinger Inc.
Employer's Principal Business:  Publishing
Employer's Address:             10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Citizenship:                    U.K.


Name:                           J.A. Boultbee, Executive Vice President,
                                Chief Financial Officer and Director
Business Address:               10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Principal Occupation:           Executive Vice President and Chief Financial
                                Officer
Employer:                       Hollinger Inc.
Employer's Principal Business:  Publishing
Employer's Address:             10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Citizenship:                    Canadian


Name:                           Frederick A. Creasey, Vice-President, Controller
Business Address:               10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Principal Occupation:           Vice President and Chief Financial Officer
Employer:                       Hollinger Inc.
Employer's Principal Business:  Publishing
Employer's Address:             10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Citizenship:                    Canadian


                              Page 13 of 19 Pages

Name:                           Claire F. Duckworth, Assistant Controller
Business Address:               10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Principal Occupation:           Controller
Employer:                       Hollinger Inc.
Employer's Principal Business:  Publishing
Employer's Address:             10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Citizenship:                    Canadian


Name:                           F. David Radler, President and Director
Business Address:               10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Principal Occupation:           Deputy Chairman, President, Co-Chief Operating
                                Officer
Employer:                       Hollinger Inc. and Hollinger International
Employer's Principal Business:  Publishing
Employer's Address:             10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Citizenship:                    Canadian


Name:                           Sherrie L. Ross, Assistant Treasurer
Business Address:               10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Principal Occupation:           Assistant Treasurer
Employer:                       Hollinger Inc.
Employer's Principal Business:  Publishing
Employer's Address:             10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Citizenship:                    Canadian



                              Page 14 of 19 Pages

Name:                           Tatiana Samila, Treasurer
Business Address:               10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Principal Occupation:           Treasurer
Employer:                       Hollinger Inc.
Employer's Principal Business:  Publishing
Employer's Address:             10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Citizenship:                    Canadian


Name:                           Peter G. White, Executive Vice President,
                                Secretary and Director
Business Address:               10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Principal Occupation:           Co-Chief Operating Officer and Secretary
Employer:                       Hollinger Inc.
Employer's Principal Business:  Publishing
Employer's Address:             10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Citizenship:                    Canadian


                              Page 15 of 19 Pages

                                   SCHEDULE II

                  Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Hollinger Inc. Unless otherwise indicated, each member of the board of directors and executive officer is employed by Hollinger Inc., whose address and principal business is set forth in this statement, and thus no employer, employer's address or employer's principal business is listed.

Name:                           Barbara Amiel Black, Vice President, Editorial,
                                and Director
Business Address:               10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Principal Occupation:           Columnist; Author
Employer:                       Maclean's magazine; The Telegraph
Employer's Principal Business:
Employer's Address:
Citizenship:                    Canadian/U.K.


Name:                           The Lord Black of Crossharbour, Chairman of the
                                Board and Chief Executive
                                Officer, and Director
Business Address:               10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Principal Occupation:           Chairman of the Board, Chief Executive Officer
Employer:                       Hollinger Inc.
Employer's Principal Business:  Publishing
Employer's Address:             10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Citizenship:                    U.K.


Name:                           J.A. Boultbee, Executive Vice President and
                                Director
Business Address:               10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Principal Occupation:           Executive Vice President
Employer:                       Hollinger Inc.
Employer's Principal Business:  Publishing
Employer's Address:             10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Citizenship:                    Canadian


                              Page 16 of 19 Pages

Name:                           Frederick A. Creasey, Vice President and Chief
                                Financial Officer
Business Address:               10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Principal Occupation:           Vice President and Chief Financial Officer
Employer:                       Hollinger Inc.
Employer's Principal Business:  Publishing
Employer's Address:             10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Citizenship:                    Canadian


Name:                           Claire F. Duckworth, Controller
Business Address:               10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Principal Occupation:           Controller
Employer:                       Hollinger Inc.
Employer's Principal Business:  Publishing
Employer's Address:             10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Citizenship:                    Canadian


Name:                           F. David Radler, Deputy Chairman, President,
                                Chief Operating Officer and
                                Director
Business Address:               10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Principal Occupation:           Deputy Chairman, President, Chief Operating
                                Officer
Employer:                       Hollinger Inc.
Employer's Principal Business:  Publishing
Employer's Address:             10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Citizenship:                    Canadian



                              Page 17 of 19 Pages

Name:                           Richard Rohmer, OC, QC, Director
Business Address:               Rohmer & Fenn
                                Park Place Corporate Centre
                                15 Wertheim Court
                                Richmond Hill, Ontario, L4B 347
Principal Occupation:           Attorney
Employer:                       Rohmer & Fenn
Employer's Principal Business:  Law
Employer's Address:             Rohmer & Fenn
                                Park Place Corporate Centre
                                15 Wertheim Court
                                Richmond Hill, Ontario, L4B 347
Citizenship:                    Canadian


Name:                           Sherrie L. Ross, Assistant Treasurer
Business Address:               10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Principal Occupation:           Assistant Treasurer
Employer:                       Hollinger Inc.
Employer's Principal Business:  Publishing
Employer's Address:             10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Citizenship:                    Canadian


Name:                           Tatiana Samila, Treasurer
Business Address:               10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Principal Occupation:           Treasurer
Employer:                       Hollinger Inc.
Employer's Principal Business:  Publishing
Employer's Address:             10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Citizenship:                    Canadian


Name:                           Gordon W. Walker, Director
Business Address:               G. Walker Consulting
                                200 King Street West
                                Suite 1700, P.O. Box 47
                                Toronto
                                Ontario, Canada M5H 3T4
Principal Occupation:           Consultant
Employer:                       Self-employed
Employer's Principal Business:  Consulting
Employer's Address:             200 King Street West
                                Suite 1700, P.O. Box 47
                                Toronto
                                Ontario, Canada M5H 3T4
Citizenship:                    Canadian


                              Page 18 of 19 Pages

Name:                           Peter G. White, Director, Co-Chief Operating
                                Officer and Secretary
Business Address:               10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Principal Occupation:           Co-Chief Operating Officer and Secretary
Employer:                       Hollinger Inc.
Employer's Principal Business:  Publishing
Employer's Address:             10 Toronto Street
                                Toronto
                                Ontario, Canada M5C 2B7
Citizenship:                    Canadian





                              Page 19 of 19 Pages